GEMPLUS INTERNATIONAL S.A.
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg
January 31, 2007
Via Facsimile: +1 (202) 772-9205
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention:	Larry M. Spirgel

Re:	Gemplus International S.A. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2005
Filed June 30, 2006
File No. 000-31052
Dear Mr. Spirgel:
We are responding to the Staff of the Securities and Exchange Commission’s letter dated December 18, 2006, concerning the above-referenced filing. For your convenience, we have repeated the Staff’s comments before each of our responses below.
Form 20-F for Fiscal Year Ended December 31, 2005
Note 4-Critical Accounting Estimates, page F-19
(d) Business combination, page F-20
Comment:
1. We note your disclosure that your customer contractual relationships are amortized based on the revenue earned on the related customer contracts and relationships. Please explain this policy to us in more detail, including your methodology for calculating amortization and the estimated useful life of the intangible asset.
Response:
Customer contractual relationships correspond to the discounted estimated future net cash flows expected from the order backlog and customer contracts at the date of acquisition. For each component of customer contractual relationships, (i) a customer name, (ii) a product, (iii) a delivery schedule or an expected duration, (iv) volumes and (v) expected discounted future cash flows are identified.
Following the date of acquisition when the corresponding sale occurs, the customer contractual relationship as determined above, identified at the date of acquisition and recognized as an intangible asset is credited to cost of sales so as to amortize the intangible asset based on the revenue earned.

When applicable, an impairment test is performed if the sale is no longer likely to occur, or if the expected profitability of a given future transaction is lower than anticipated. No impairment loss has been recognized to date.
Note 5-Business Combinations, page F-21
Acquisition of Setec, page F-21
Comment:
2. Tell us your basis in IFRS for determining the fair value of shares issued in your acquisition of Setec based on the average published share price 2 days before and after the date that the terms of the acquisition were agreed to and announced. In this regard, we note that paragraph 27 of IFRS 3 indicates that the published price at the date of exchange of a quoted equity instrument should be used. Also, please tell us the amount of any difference in the value you assigned to the issued shares and the value that would result from using the published price at the date of the exchange.
Response:
Under US GAAP, the average published share price 2 days before and after the date that the terms of the acquisition were agreed to and announced was used to determine the fair value of shares in our acquisition of Setec.
Under IFRS, the published price at the date of exchange is deemed to provide the best evidence of the instruments fair value and should be used except in rare circumstances.
The average published share price was as follows:

	Date	Published share price
D + 2	June 3, 2005	1.82
D + 1	June 2, 2005	1.83
D	June 1, 2005	1.80
D — 1	May 31, 2005	1.75
D — 2	May 30, 2005	1.75
The average published share price 2 days before and after the date of the acquisition was € 1.79. The price at the date of exchange was € 1.80, a difference of 0.56%, or € 190 thousand. The amount of IFRS overstatement of goodwill and equity of € 190 thousand is not considered material. The adjustment had no impact on net income and is not expected to have a material impact on net income in the future, in the event of impairment.
Note 37. Commitments and Contingencies, page F-51
Legal proceedings, page F-51
Comment:
3. We note that you reversed a provision of €5,200 thousand relating to the reimbursement of the escrow associated with the proceeding brought by Mr. Alain Nicolai. Tell us where you classified this reversal in your statements of income for the year ended December 31, 2005.
Response:

2.

The litigation with Mr. Alain Nicolaï concerns essentially an alleged breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. This litigation had little or no substantial intellectual property component. It was also clear that limited sales were generated by this activity. As there was no direct link to either cost of sales, R&D or selling and marketing, the provision was recorded as a legal claim within “General and administrative expenses”.
The reversal of the provision triggered by the final judgment of the Court has symmetrically been recorded as a credit to General and administrative expenses.
Note 40.Differences Between International Financial Reporting Standards as Adopted by the EU and as Adopted by the IASB and US Generally Accepted Accounting Principles, page F-57
Stock options accounting, page F-61
Comment:
4. Tell us how you determined the amount of the reconciling item relating to the differences in accounting for your stock options under US GAAP and IFRS for the year ended December 31, 2005. Tell us the amount of stock-based compensation costs recorded under both US GAAP and IFRS for the year. In addition, tell us the nature of the differences between the amounts of compensation costs recorded under IFRS 2 as compared to the pro forma amount recorded under SFAS 123, which is €13,911 thousand based on the table at page F-61.
Response:
The amount of stock based compensation recorded under US GAAP was € 1,631 thousand per F-61 and under IFRS was € 4,320 thousand per F-9, for a US GAAP difference of € 2,689 thousand on F-57.
Compensation expense recorded under IFRS 2 was € 4,320 thousand as compared to the pro forma amount under SFAS 123 of € 13,911 thousand, for a difference of € 9,591 thousand. The difference between IFRS 2 share based compensation expense and the SFAS 123 pro-forma amount comes from the fact that under IFRS only options that have been granted after November 7, 2002 and which have not yet been vested as at January 1, 2005 (IFRS 2 effective date) are taken into account. Under SFAS 123 all options not yet vested are valued, even if granted before November 7, 2002.
Deferred combination costs, page F-62
Comment:
5.We note that you had deferred certain external costs associated with your proposed combination of Gemplus International SA and Axalto NV as of December 31, 2005 under IFRS and expensed these costs under US GAAP. Tell us the nature of these costs and your basis under both IFRS and US GAAP for your accounting policy.
Response:
As part of the proposed combination described in Note 5.1 of the financial statements, the Company incurred external direct costs, corresponding to fees paid to external consultants for legal, finance, and technical services.

3.

In accordance with a letter of understanding signed between Axalto and the Company, Axalto bears the cost of the external direct costs up until the combination was effective. Please note that indirect expenses of Gemplus were expensed as incurred.
IFRS does not specifically address the accounting for such a contribution. General practice consists in companies adopting an alternative approach, ie a capital contribution or a credit to income so as to neutralize the impact of the cost passed on to another party in the combination.
As the combination was considered virtually certain, the Company in effect capitalized such amounts, resulting in no impact on net income. In fiscal year 2006, Axalto reimbursed Gemplus, and the Company offset the asset with the funds received.
Under US GAAP, the external direct costs were expensed as incurred by Gemplus. The reimbursement of such amounts in 2006 was recognized as a capital contribution by Gemplus upon reimbursement.
*****
If the Staff has any questions regarding any of the above, please do not hesitate to contact Stephen Juge at +41 78.820.59.00.
The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
Very truly yours,
Gemplus International SA
/s/
Frans Spaargaren
Chief Executive Officer &
Chief Financial Officer

4.